

FRIENDS PROVIDENT

04 JAN 16 AM 7:21

+Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

8 January 2004



04012143

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 6th January 2004 enclosed a recent press release to the London Stock Exchange.

Director Shareholding   -   7th January 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

LSE / SecExch: SecExch 271103




INVESTOR IN PEOPLE


 
Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director Shareholding
Released	12:01 7 Jan 2004
Number	PRNUK-0701

FRIENDS PROVIDENT PLC

FRIENDS PROVIDENT SHARE INCENTIVE PLAN (SIP)

Notification of monthly investment in Friends Provident Share Incentive Plan

Under the Partnership Share element of the SIP, executive directors are able to acquire shares in the Company, in common with all eligible employees. They can do so by contributing for one year from September 2003, up to £125 per month or in lump sum payments up to £1,500 a year. Shares are purchased within 30 days of the contribution being made. Messrs G K Aslet, A R G Gunn, K Satchell and B W Sweetland have each elected to make a maximum monthly contribution.

On 6th January 2004, the Trustees of the SIP (the `Trustees') acquired a total of 35,127 ordinary shares of 10p each in the Company (the `Shares') at a price of £1.3575 per share for the December contribution.

Messers G K Aslet, A R G Gunn, P W Moore, K Satchell and B W Sweetland as executive directors of the Company have a non-beneficial interest in the shares held in the trust under SIP.

The Company has also received notification from G K Aslet, A R G Gunn, K Satchell and B W Sweetland that, of the above shares acquired by the Trustees, they have each acquired 92 shares through the SIP.

P W Moore, who joined the Board in September 2003, elected to make a lump sum contribution of £1125 and 806 shares were purchased on 14th October 2003 as announced on 15th October 2003.

END

 